Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068
+
T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

July 2, 2018

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Provention Bio, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 29, 2018
File No. 333-224801

Dear Mr. Gabor:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated June 30, 2018 (the “Comment Letter”), regarding the Company’s Fifth Amendment to the Registration Statement on Form S-1 submitted June 29, 2018 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 6 to Registration Statement on Form S-1 with the Commission (the “Sixth Amendment”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Sixth Amendment unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Jeffrey Gabor

July 2, 2018

Form S-1 Filed June 29, 2018

Clinical Evaluation of PRV-031, page 65

1.	We note your response to prior comment 1. It is unclear how you determined that the death for which the cause is unknown is “unlikely related” to PRV-031. Please revise to clarify the basis for your belief.

Response:

The Company hereby informs the Staff on a supplemental basis that the determination of relatedness was made by the principal investigator, as is mandatory, in accordance with International Conference on Harmonisation (ICH)/Good Clinical Practice (GCP) guidelines and included in the Investigator Brochure for PRV-031 filed with the FDA. The disclosure in the Registration Statement comes from Table 25 of the Investigator Brochure, which table is set forth below:

Table 25                     Summary of Deaths (All Teplizumab Clinical Studies)

Protocol #/Region	Date of Birth Gender	Adverse Event/ Time to Onset Post-Last Dose	Cause of Death	Relationship
CP-MGA031-01 (Protégé) Ukraine	21 Jan 1990 Female	Diabetic ketoacidosis 9 months	Diabetic ketoacidosis	Unlikely
CP-MGA031- 01(Protégé) India	26 Jan 1984 Male	Anterior Myocardial Infarction 15 months	Anterior Myocardial Infarction; Ventricular tachycardia; Cardio- respiratory arrest	Not related
CP-MGA031-02 (Protégé Extension) India	29 Jul 1985 Female	Death 26 months	Unknown	None

The Company has revised the disclosure on page 65 of the Sixth Amendment in response to the Staff’s comment to clarify the causes of death and the relationship to PRV-031.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

SMS:slf

cc:	Ashleigh Palmer